EXHIBIT 99.1

HEXO Corp wins dismissal of NY state court shareholder class action

OTTAWA, June 09, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) announced today that it has won a dismissal of the securities class action pending in the Commercial Division of the Supreme Court of the State of New York, New York County. As previously disclosed, HEXO and certain of its current and former officers and directors were named in shareholder class action lawsuits filed in the Southern District of New York; the Commercial Division of the Supreme Court for the State of New York, New York County; and the Province of Quebec. The suits alleged that HEXO made material misstatements and omitted material information in its prior disclosures to investors regarding various issues, including but not limited to its estimated sales revenues during Q4 2019 and fiscal year 2020, its supply agreement with the SQDC, and the facilities acquired from Newstrike.

The Southern District of New York previously dismissed the U.S. federal securities class action in that venue on March 8, 2021. No appeal was taken from that dismissal.

Following oral argument on June 3, 2021, Justice Andrew Borrok of the Commercial Division of the Supreme Court of the State of New York, New York County granted HEXO’s motion to dismiss the state court securities class action. The court agreed with HEXO that the plaintiffs “fail[ed] to identify any facts which were known or should be known which rendered the offering documents materially misleading at the time they were issued.” Plaintiffs have a right to appeal.

“We are pleased that a second U.S. court has now determined that the U.S. securities class action claims against HEXO are without merit,” said HEXO General Counsel Roch Vaillancourt. “While the Quebec litigation remains pending, today’s ruling should further help reduce our litigation burden as we continue closing and integrating our recent acquisitions, to pursue our goal of becoming a top-three global cannabis products company.”

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information, please visit www.hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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